[redacted]

08029093

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
R&H Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York, (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Hearden (646) 576-2902
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Hearden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial position and supporting schedules pertaining to the firm of R&H Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM FLOYD-JONES
Notary Public, State of New York
No. 02FL6166805
Qualified in Nassau County
Commission Expires May 21, 20 11

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Report of Independent Auditors on Internal Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R & H SECURITIES, LLC

Statement of Financial Condition

December 31, 2007
with Report of Independent Registered Public Accounting Firm

R & H SECURITIES, LLC
(Formerly Robbins & Henderson, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Table of Contents

Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Notes to Statement of Financial Condition	4-8

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
R & H SECURITIES, LLC

We have audited the accompanying statement of financial condition of R & H SECURITIES, LLC (the "Company") (formerly Robbins & Henderson, LLC) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of R & H SECURITIES, LLC at December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2008

R & H SECURITIES, LLC
(Formerly Robbins & Henderson, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Assets		
Cash and cash equivalents	$	795,998
Receivable from clearing broker, net		569,323
Commissions receivable		23,274
Other assets		48,154
Total Assets	$	1,436,749

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Payable to research firm	$	218,945
Accrued compensation		315,546
Payable to affiliates,net		142,175
Accrued expenses		256,810
Total Liabilities	$	933,476
Member's Capital	$	503,273
Total Liabilities and Member's Capital	$	1,436,749

The accompanying notes are an integral part of the statement of financial condition.

R & H SECURITIES, LLC
(Formerly Robbins & Henderson, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Note 1- Nature of Business

R & H Securities, LLC (the "Company"), a limited liability company is a New York State company formed in 1995. The Company conducts its business for institutional clients as a broker on the floor of the New York Stock Exchange ("NYSE") and maintains a trading desk for its institutional brokerage services on other exchanges as well. As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company is an introducing broker-dealer, which clears securities transactions on behalf of its institutional customers on a fully-disclosed basis through Goldman Sachs Execution and Clearing, L.P.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") – the new regulator which was formed as the result of a merger between the National Association of Securities Dealers ("NASD") and the regulation department of the NYSE.

Note 2- Acquisition by Mill Bridge IV, LLC

On August 1, 2007, Mill Bridge IV, LLC (the "Parent Company") a New York limited liability company acquired 100% of the membership interest in R & H Securities, LLC as part of the strategy of Van Der Moolen Holding N.V. to expand the brokerage business. Mill Bridge IV, LLC is in turn wholly owned by Van Der Moolen Holding N.V., a Dutch company, listed on the New York and Amsterdam Stock Exchange. The acquisition price consisted of an initial payment of $2.0 million, the return of capital to the former members and a deferred earn out payment for the years 2007 and 2008. The deferred earn out payment for the year will be calculated as the product of 0.35 and 4.5 times the net profit for 2007 and the product of 0.35 and 4 times the net profit for 2008.

In connection with the acquisition, the Parent Company has elected not to push down the effects of the acquisition to the Company's books and records. Accordingly, the Company's carrying value of its assets and liabilities continue at the same historical basis.

Note 3- Name Change

On August 1, 2007, the name of the Company was changed from Robbins & Henderson, LLC to R & H SECURITIES, LLC.

Note 4- Summary of Significant Accounting Policies

a) Cash and Cash Equivalents

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. The Company considers money market funds to be short-term, liquid investments and classifies such investments as cash and cash equivalents.

b) Income Taxes

Income taxes are not payable or provided for by the Company. For income tax purposes, the Company is disregarded as an entity separate from its owner, the Parent, a wholly owned subsidiary of VDM USA Inc., pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii).

As a single-member LLC, the Company records taxes on a separate company basis as if it were a division of its Parent. The Company's operating results are included, along with its Parent, in the consolidated federal income tax return and certain combined state income tax returns filed by VDM USA Inc. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In June 2006, the Financial Accounting Standard Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, ("FIN 48"). FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the statement of financial condition. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for us on January 1, 2008. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The effect of adopting FIN 48 is not expected to have a significant impact on our statement of financial condition.

Note 4- Summary of Significant Accounting Policies (continued)

c) ***Use of Estimates***

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2007. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

d) ***Fixed Assets***

Fixed assets are carried at cost less related accumulated depreciation and amortization. As of December 31, 2007 all fixed assets were fully depreciated.

e) ***Receivables from Clearing Broker***

Receivables from clearing broker represent cash received from commissions and amounts held on deposit for non-settlements.

Note 5- New Accounting Developments

In September 2006, the FASB issued SFAS Statement No. 157, *Fair Value Measurement* ("SFAS 157"). The standard provides guidance for using fair value to measure assets and liabilities. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The standard also responds to investors' requests for expanded information about the extent to which companies' measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company has evaluated the implications, including the additional disclosure requirements, of SFAS 157, and its potential impact to the statement of financial condition. The Company has determined that the adoption of SFAS 157 will not have a material impact, on its financial condition, results of operations or cash flows.

Note 5- New Accounting Developments (continued)

In February 2007, the FASB issued SFAS Statement No. 159, *Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value. This statement is effective as of the beginning of an entity's first fiscal year that begins November 15, 2007. The Company does not plan to elect the fair value measurement option for financial instruments or other items upon adoption, as such the adoption of SFAS 159 will not have any impact on the Company's financial condition, results of operations and cash flows. The Company does retain the right to elect for fair value measurement of financial instruments or other items in the future.

Note 6- Related Party Transactions

As of December 31, 2007 the Company has accrued a payable of $142,175 to Van der Moolen Specialists USA, LLC. Van Der Moolen Specialists USA, LLC is an affiliate of Van der Moolen Holding, N.V. Van Der Moolen Specialists USA, LLC provides support to the Company with respect to information technology, accounting, compliance, legal, administration and human resources/benefits.

Note 7- Guarantees

In the ordinary course of business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees, and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchange that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the statement of financial condition as of December 31, 2007.

Note 8- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 9- Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007, the Company had net capital of $355,103, which was $292,871 in excess of its required net capital of $62,232. The Company's net capital ratio was 262.87%.

END